SECURITIES [redacted] SION

12010822

2/22/12

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response....	12.00

SEC FILE NUMBER
8-65981

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (Date) AND ENDING December 31, 2011 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB Kay Hian (U.S.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 Fifth Avenue 6th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Athena Kwai — 212-840-1602
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/22/12

OATH OR AFFIRMATION

I, Athena Kwai, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB Kay Hian (U.S.) Inc. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

IESHA N MASON
Notary Public, State of New York
No. 01MA6211187
Qualified in Bronx County
Commission Expires Sept. 14, 2013

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UOB KAY HIAN (U.S.) INC.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
UOB Kay Hian (U.S.) Inc.

We have audited the accompanying statement of financial condition of UOB Kay Hian (U.S.) Inc. as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UOB Kay Hian (U.S.) Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Friedman LLP

February 13, 2012

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

UOB KAY HIAN (U.S.) INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS		
Cash and cash equivalents	$	711,819
Receivable from affiliate		118,386
Due from clearing broker		53
Deposit with clearing broker		50,000
Property and equipment - at cost, less accumulated depreciation and amortization		24,154
Prepaid income taxes		335
Other assets		40,000
	$	944,747
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	145,868
Payable to affiliates		48,499
		194,367
Commitments		
Stockholder's equity		
Common stock, $1.00 par value; 250,000 shares authorized, 2 shares issued and outstanding		2
Additional paid-in capital		549,998
Retained earnings		200,380
		750,380
	$	944,747

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

Revenues	
Commissions	$ 3,370,625
Research services	555,515
Interest income	1,831
	3,927,971
Expenses	
Employee compensation and benefits	1,729,470
Clearance fees	1,424,955
Professional fees	63,616
Occupancy	99,668
Communications	254,977
Regulatory fees	20,410
Research fees	617,958
Travel and entertainment	66,586
Depreciation and amortization	14,977
Other operating expenses	27,423
	4,320,040
Loss before income tax benefit	(392,069)
Income tax benefit	4,209
Net loss	$ (387,860)

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2011

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2011	2	$ 2	$ 549,998	$ 588,240	$ 1,138,240
Net loss	-	-	-	(387,860)	(387,860)
Balance at December 31, 2011	2	$ 2	$ 549,998	$ 200,380	$ 750,380

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities	
Net loss	$ (387,860)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	14,977
Changes in assets and liabilities	
Receivable from affiliate	80,292
Due from clearing broker	1,147
Deposit with clearing broker	27
Income taxes receivable	128,521
Other assets	27,839
Accounts payable and accrued expenses	2,922
Payable to affiliates	(17,945)
Net cash used in operating activities	(150,080)
Cash flows from investing activities	
Purchase of fixed assets	(28,615)
Net decrease in cash and cash equivalents	(178,695)
Cash and cash equivalents, beginning of year	890,514
Cash and cash equivalents, end of year	$ 711,819
Supplemental cash flow disclosures	
Taxes paid	$ 2,260
Interest paid	-

See notes to financial statements.

UOB KAY HIAN (U.S.) INC.

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

UOB Kay Hian (U.S.) Inc. (the "Company") is a broker-dealer organized as a Corporation under the laws of the State of New York. The Company became registered on November 4, 2003 with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts exclusively on behalf of institutional customers in the buying and selling of Asian securities through a related company, UOB Kay Hian Private Limited, located in Singapore. The parent of both companies is UOB-Kay Hian Holdings Limited (the "Parent"), located in Singapore. The Company has a branch office in Toronto.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Concentrations of Credit Risk for Cash

The Company's cash balances in banks are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Depreciation and Amortization

Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets for a term of three years. Leasehold improvements are amortized on a straight-line basis over the life of the related lease, which approximates three years.

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Income Taxes

Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences result primarily from the Company's net operating loss carryforwards.

Subsequent Events

These financial statements were approved by management and available for issuance on February 13, 2012. Management has evaluated subsequent events through this date.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 21,518
Computer equipment	38,480
Office equipment	29,975
Leasehold improvements	28,102
	118,075
Less - Accumulated depreciation and amortization	93,921
	$ 24,154

3 - INCOME TAXES

The net income tax benefit for the year ended December 31, 2011 consists of the following:

	Federal	State/Local	Total
Current tax (benefit) provision	$ (6,619)	$ 2,410	$ (4,209)
Deferred tax provision	-	-	-
	$ (6,619)	$ 2,410	$ (4,209)

The Company has net operating loss carryforwards of approximately $370,000 (federal), $500,000 (state) and $680,000 (local) as of December 31, 2011 that may be applied against future taxable income and that expire in various years through 2031. A valuation allowance has been established equaling 100% of the deferred tax asset totaling $223,000 at December 31, 2011.

Federal, state and local income tax returns for years prior to 2008 are no longer subject to examination by tax authorities.

4 - RELATED PARTY TRANSACTIONS

UOB Kay Hian Private Limited provides clearing services for the Company in accordance with a clearing agreement. During the year ended December 31, 2011, the Company paid $1,416,163 in clearing charges to this company.

4 - RELATED PARTY TRANSACTIONS (Continued)

UOB Kay Hian Research Pte Ltd, an affiliate of the Parent, provides research services for the Company in accordance with a research fee agreement. During the year ended December 31, 2011, the Company paid $617,958 in research fees to this company.

Receivable from affiliate totaling $118,386 consists primarily of commissions earned for the month of December 2011, due from UOB Kay Hian Private Limited.

Accounts payable to affiliates totaling $48,499 as of December 31, 2011 consists primarily of research fees owed to UOB Kay Hian Research Pte Ltd.

5 - LEASE COMMITMENTS

The Company's main office in New York City leases office space at annual rental of $52,332 from an affiliated company, UOB Realty (USA) Limited Partnership, which is 100% owned by a common shareholder of the Parent. The lease expires May 31, 2012 and is non-cancelable. The Company's Toronto branch leases office space under a tenancy agreement at annual rental of $26,640 through June 2012.

Total minimum future annual rentals, exclusive of real estate taxes and related costs, are approximately $35,005 to be paid in 2012.

6 - MAJOR CUSTOMERS

The Company has three customers that accounted for 16%, 12% and 10% of its revenue for the year ended December 31, 2011.

7 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees. The plan provides for employee contributions and matching contributions by the Company subject to certain limitations. The aggregate contributions to the plan for the year ended December 31, 2011 were approximately $10,961.

8 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2011, the Company had net capital of $567,505, which exceeded requirements by $467,505. The ratio of aggregate indebtedness to net capital was 0.34 to 1.

9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company utilizes the services of clearing brokers for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing brokers. These activities may expose the Company to off-balance sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2011

UOB KAY HIAN (U.S.) INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

Computation of net capital		
Total stockholder's equity	$	750,380
Deductions and/or charges		
Non-allowable assets		
Receivable from affiliate		118,386
Property and equipment, net		24,154
Income taxes receivable		335
Other assets		40,000
Net capital	$	567,505
Computation of aggregate indebtedness		
Accounts payable and accrued expenses	$	145,868
Payable to affiliates		48,499
Aggregate indebtedness	$	194,367
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	12,958
Minimum dollar requirement		100,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	100,000
Excess net capital	$	467,505
Excess net capital at 1000%	$	548,068
Ratio: aggregate indebtedness to net capital		0.34 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	513,631
Increase resulting from December 31, 2011 audit adjustments, net		53,874
Net capital, as included in this report	$	567,505

UOB KAY HIAN (U.S.) INC.

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
UOB Kay Hian (U.S.) Inc.

In planning and performing our audit of the financial statements of UOB Kay Hian (U.S.) Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 13, 2012

UOB KAY HIAN (U.S.) INC.

SECURITIES INVESTOR PROTECTION
CORPORATION FORM SIPC-7

SEC FILE NO. 8-65981

YEAR ENDED DECEMBER 31, 2011

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

UOB KAY HIAN (U.S.) INC.

SECURITIES INVESTOR PROTECTION CORPORATION FORM SIPC-7

SEC FILE NO. 8-65981

YEAR ENDED DECEMBER 31, 2011

FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
UOB Kay Hian (U.S.) Inc.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by UOB Kay Hian (U.S.) Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating UOB Kay Hian (U.S.) Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). UOB Kay Hian (U.S.) Inc.'s management is responsible for UOB Kay Hian (U.S.) Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 13, 2012

UOB KAY HIAN (U.S.) INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2011

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2011		$ 9,800
Payment schedule:		
SIPC-6	7/24/11	5,372
SIPC-7	2/2/12	4,428
Balance due		$ -